SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                    TXU Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873168108
                                 (CUSIP Number)

                                UXT Holdings LLC
                              UXT Intermediary LLC
               c/o Credit Suisse First Boston Private Equity Inc.
                              Eleven Madison Avenue
                                  NY, NY 10010
                                 (212) 325-2000
                              Attn: Ivy Dodes, Esq.

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page of pages)

                                  SCHEDULE 13D


---------------------------------           ------------------------------------
CUSIP No.  873168108                        Page              of         Pages
                                                 ------------    -------
---------------------------------           ------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UXT Holdings, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                  SEE ITEM 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY                   SEE ITEM 5.
        OWNED BY           -----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
       REPORTING                     SEE ITEM 5.
         PERSON            -----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER
                                     SEE ITEM 5.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             SEE ITEM 5.
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------           ------------------------------------
CUSIP No.  873168108                        Page              of         Pages
                                                 ------------    -------
---------------------------------           ------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UXT Intermediary, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                     SEE ITEM 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY                   SEE ITEM 5.
        OWNED BY           -----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
       REPORTING                     SEE ITEM 5.
         PERSON            -----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER
                                     SEE ITEM 5.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------           ------------------------------------
CUSIP No.  873168108                        Page              of         Pages
                                                 ------------    -------
---------------------------------           ------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UXT AIV, LP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  OO, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                     SEE ITEM 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY                   SEE ITEM 5.
        OWNED BY           -----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
       REPORTING                     SEE ITEM 5.
         PERSON            -----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER
                                     SEE ITEM 5.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 SEE ITEM 5.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------           ------------------------------------
CUSIP No.  873168108                        Page              of         Pages
                                                 ------------    -------
---------------------------------           ------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  UXT Holdco 2, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  OO, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                     SEE ITEM 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY                   SEE ITEM 5.
        OWNED BY           -----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
       REPORTING                     SEE ITEM 5.
         PERSON            -----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER
                                     SEE ITEM 5.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             SEE ITEM 5.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------------           ------------------------------------
CUSIP No.  873168108                        Page              of         Pages
                                                 ------------    -------
---------------------------------           ------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          |X|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                     SEE ITEM 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY                   SEE ITEM 5.
        OWNED BY           -----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
       REPORTING                     SEE ITEM 5.
         PERSON            -----------------------------------------------------
          WITH             10     SHARED DISPOSITIVE POWER
                                     SEE ITEM 5.
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 SEE ITEM 5.
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5.
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  BK, HC
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.
              -------------------

This statement relates to the common stock, no par value (the "Common Stock"), of TXU Corp. (the "Company"). The shares of common stock are issuable by the Company upon exchange of 9% exchangeable subordinated notes due 2012 (the "Notes") of TXU Energy Company LLC, an indirect wholly-owned subsidiary of the Company ("TXU Energy").

The Company's principal executive office is located at Energy Plaza, 1601 Bryan Street, Dallas, Texas, 75201.

Item 2.       Identity and Background.
              -----------------------

This statement is being filed jointly on behalf of the following persons (collectively "Reporting Persons"): (1) UXT Holdings, LLC, a Delaware limited liability company ("UXT Holdings"); (2) UXT Intermediary, LLC , a Delaware limited liability company ("UXT Intermediary"); (3) UXT AIV, L.P., a Delaware limited partnership ("UXT AIV"); (4) UXT Holdco 2, LLC, a Delaware limited liability company ("UXT Holdco" and together with UXT Holdings, UXT Intermediary and UXT AIV, the "UXT Entities"); and (5) Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "CSFB Entities").

Each of UXT Holdings and UXT Intermediary is a Delaware limited liability company formed for the purpose of investing in the Notes and Common Stock.

UXT AIV, a Delaware limited partnership, is the sole member of UXT Intermediary and was formed as an alternative investment vehicle for certain limited partners of DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ("DLJMB III"). DLJ Merchant Banking III, Inc., a Delaware corporation ("MB III Inc.") serves as managing general partner and DLJ Merchant Banking III, L.P., a Delaware limited partnership ("MB III LP") serves as associate general partner of UXT AIV.

UXT Holdco, a Delaware limited liability company, is the sole member of UXT Holdings and was formed for the purpose of investing in the Notes and the Common Stock. MB III Inc. serves as managing member and MB III LP serves as associate managing member of UXT Holdco. The members of UXT Holdco are subsidiaries of DLJMB III and other parallel investment partnerships affiliated with DLJMB III. DLJMB III is a Delaware corporation which makes investments for long-term appreciation.

MB III Inc. is a Delaware corporation that serves as managing general partner of DLJMB III and UXT AIV and managing member of UXT Holdco. MB III Inc. is responsible for the management of such entities and, in conjunction with MB III LP, participates in making investment decisions for these entities.

                             Page   of  Pages

MB III LP is a Delaware limited partnership that serves as associate general partner of DLJMB III and UXT AIV and associate managing member of UXT Holdco. MB III LP, in conjunction with MB III Inc., participates in investment decisions for these entities.

The address of the principal business and office of each of the UXT Entities and the CSFB Entities is c/o Credit Suisse First Boston Private Equity, Inc., Eleven Madison Avenue, New York, New York 10010.

While the CSFB Entities, including DLJMB III and the entities listed below, disclaim beneficial ownership of the securities to which this statement relates, as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities in, the UXT Entities and Credit Suisse First Boston Private Equity ("CSFBPE") as described below, such entities may be deemed to beneficially own the securities to which this statement relates.

CSFBPE is the sole stockholder of MB III Inc. The address of the principal business and office of CSFBPE is Eleven Madison Avenue, New York, New York 10010.

Credit Suisse First Boston (USA), Inc., a Delaware corporation and holding company ("CSFB-USA"), is the sole stockholder of CSFBPE. The address of the principal business and office of CSFB-USA is Eleven Madison Avenue, New York, New York 10010. In addition, CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and registered broker-dealer. The address of the principal business and office of CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

Credit Suisse First Boston, Inc., a Delaware corporation ("CSFBI"), is the sole stockholder of CSFB-USA. The address of the principal business and office of CSFBI is Eleven Madison Avenue, New York, New York 10010. The Bank owns directly a majority of the voting stock and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI and the direct owner of the remainder of the voting stock of CSFBI is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by the Bank on behalf of itself and its subsidiaries, to the extent that they constitute the CSFB business unit, excluding Asset Management (as defined below). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The CSFB Entities provide financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

                             Page   of  Pages

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities of the Company, and such securities are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the UXT Entities and the CSFB Entities. The UXT Entities, the CSFB Entities and the Bank disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

The name, business address, citizenship and title of each executive officer of director of MB III Inc., CSFBPE, CSFB-USA, CSFB LLC and the CSFB Entities that are corporations are set forth in Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference.

Except as otherwise provided herein, during the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on the schedules hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, Credit Suisse First Boston Corporation ("CSFBC"), the predecessor of CSFB LLC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs").

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

                             Page   of  Pages

Under the terms of the coordinated settlement:

o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

o CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On November 26, 1996, the SEC brought a civil action in federal court in California against CSFBC and two former employees of its public finance department relating to CSFBC's role as lead underwriter of a September 1994 Orange County pension obligation

                             Page   of  Pages
bond ("POB") financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool's investment strategy, the risks of that strategy and the Pool's investment losses, and it sought to hold CS First Boston responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CSFBC filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CSFBC and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CSFBC and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of
Section 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CSFBC and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CSFBC or any of its current or former employees.

Item 3.       Source and Amount of Funds or other Consideration.
              -------------------------------------------------

Pursuant to the Purchase Agreement (as defined in Item 6 below), UXT Holdings and UXT Intermediary purchased an aggregate $750 million principal amount of Notes for an aggregate purchase price of $750 million. On December 19, 2002, UXT Holdings and UXT Intermediary collectively sold an aggregate of $250 million principal of Notes to third parties for an aggregate purchase price of $250 million.

The members of UXT Holdings and UXT Intermediary contributed to the capital of such entities the $750 million necessary to purchase the Notes. Of such amount, $650 million was contributed to the capital of the UXT Entities by their respective partners and members and an aggregate of $100 million was borrowed by UXT AIV and UXT Holdco from an affiliate. In December 2002, $55.5 million of such borrowings were repaid from the proceeds of the sale of the Notes.

Item 4.       Purpose of Transaction.
              ----------------------

UXT Holdings and UXT Intermediary purchased the securities covered by this statement in order to acquire an interest in the Company and TXU Energy for investment purposes. The UXT Entities intend to review continuously their position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to general economic and business conditions and stock market conditions, the UXT Entities may exchange all or a portion of the Notes into shares of Common Stock, retain or dispose of all or a portion of the Notes and/or Common Stock beneficially owned by them, subject to any applicable legal and contractual

                             Page   of  Pages
restrictions on their ability to do so in privately negotiated transactions, open market sales or otherwise. Pursuant to the Exchange Agreement (as defined in Item 6), the ability of the UXT Entities to acquire additional shares of Common Stock or engage in certain other transactions related to the Company is restricted. See Item 6 below.

Pursuant to an Exchange Agreement (as defined in Item 6 below) and subject to applicable laws and regulations, UXT AIV or an affiliate thereof has the right to designate one person (the "Purchaser Director") to serve on the board of directors of the Company (the "Board"). At each election at which the term of the Purchaser Director expires, the Board will recommend for election a person designated by UXT AIV. If there is no Purchaser Director serving on the Board, UXT AIV will have the right to consult with and advise the Board. UXT AIV's right to designate a Purchaser Director will terminate on the earlier to occur of (i) the later of (A) November 22, 2012 and (B) the date no principal amount of the Notes remain outstanding and (ii) the date on which the UXT Entities or their Permitted Transferees (as defined in the Exchange Agreement) own Notes and Common Stock aggregating less than 30% of the initial $750 million invested (the "Termination Date").

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

(a)-(c) On November 22, 2002, UXT Intermediary purchased $472,420,757.46 aggregate principal amount of Notes and UXT Holdings purchased $277,579,242.54 aggregate principal amount of Notes. On December 19, 2002, UXT Intermediary sold $165,493,608.80 aggregate principal amount of Notes and UXT Holdings sold $84,506,391.20 aggregate principal amount of Notes, in each case, to a group of entities (collectively the "Berkshire Affiliates") affiliated with Berkshire Hathaway, Inc. ("Berkshire"). As a result, UXT Intermediary currently owns $306,927,148.66 principal amount of Notes exchangeable into an aggregate of 23,386,351 shares of Common Stock which represents 6.8% of the outstanding Common Stock of the Company. UXT Holdings currently owns $193,072,851.34 principal amount of Notes exchangeable into an aggregate of 14,711,209 shares of Common Stock which represents 4.4% of the outstanding Common Stock of the Company. In the aggregate, the UXT Entities beneficially own 38,097,560 shares of Common Stock representing 10.6% of the Common Stock of the Company.

As general partners and managing members of the UXT Entities, MB III Inc. and MB III LP would, upon exchange of the Notes for Common Stock, have the power to vote and dispose of shares of Common Stock held by the UXT Entities, and may be deemed to beneficially own shares of Common Stock owned by the UXT Entities. Each of MB III Inc. and MB III LP has shared voting and dispositive power with respect to the shares of

                             Page   of  Pages

Common Stock beneficially owned by UXT Holdings and UXT Intermediary. The CSFB Entities, including DLJMB III and the entities listed below, other than MB III LP and MB III Inc., disclaim beneficial ownership of the securities to which this statement relates, however as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities interest in, the UXT Entities as described in Item 2 above, under the Exchange Act such entities may be deemed to beneficially own the securities to which this statement relates. CSG, for purposes of the federal securities laws, may be deemed to ultimately control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of common stock and such securities not reported in this statement. CSG disclaims beneficial ownership of the securities to which this statement relates that are beneficially owned by its direct and indirect subsidiaries, including the UXT Entities and the CSFB Entities. The UXT Entities and the CSFB Entities disclaim beneficial ownership of shares of common stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

(d) The right to receive dividends on, and proceeds from the sale of the shares of Common Stock beneficially owned by UXT Holdings and UXT Intermediary and beneficially owned as described in the paragraphs above, is governed by the organizational documents of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.
-------------------------------------------------------------------------------

The response to Item 4 of this Statement is incorporated herein by reference.

Purchase Agreement
------------------

On November 18, 2002 (the "Closing"), UXT Holdings, the Company and TXU Energy entered into a purchase agreement (the "Purchase Agreement") pursuant to which UXT Holdings agreed to purchase $750 million aggregate principal amount of Notes for $750 million. The Purchase Agreement contains the customary representations and warranties. On November 22, 2002, UXT Holdings assigned its right to purchase $472,420,757.46 aggregate principal of the Notes to UXT Intermediary and on such date UXT Holdings and UXT Intermediary purchased the $750 million of Notes.

At the Closing, MB III Inc. received a fee for structuring the transaction equal to the aggregate purchase price for the Notes multiplied by .0133 and any transaction expenses incurred throughout the Closing.

This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

                             Page   of  Pages

Registration Rights Agreement
-----------------------------

On November 22, 2002, UXT Holdings, UXT Intermediary and the Company entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, as amended, the Company is obligated to file with the Securities and Exchange Commission (the "SEC") and use best efforts to have declared effective, a shelf registration statement on Form S-3 with respect to the Common Stock issuable upon exchange of the Notes. The Company is required to maintain the effectiveness of such shelf registration until 180 days after the date less than 10% of the initial registrable securities remain. Such Form S-3 was filed on March 19, 2003. In addition, the UXT Entities have the right to require the Company to effect up to two additional registrations of the Common Stock subject to conditions set forth in the Registration Rights Agreement. The Company also has the customary "black out" rights to delay the filing or effectiveness of any registration statement under the Registration Rights Agreement.

The UXT Entities also have unlimited rights to participate in other registration statements filed by the Company with respect to the Common Stock.

The Registration Rights Agreement contains customary indemnification provisions.

This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Exchange Agreement
------------------

On November 22, 2002, UXT Holdings, UXT Intermediary and the Company entered into an exchange agreement (the "Exchange Agreement") pursuant to which the Company granted the UXT Entities an irrevocable right to exchange all or part of the Notes (an "Exchange Right") as of the Closing, at an initial price per share of Common Stock of $13.15 (the "Exchange Price"). The Exchange Price is subject to anti-dilution adjustments as stated in the Exchange Agreement which take effect if the Company issues or sells shares of Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less than their current market price while any Exchange Right is outstanding. The Exchange Right has subsequently been adjusted and is currently at $13.1242.

The right to exchange the Notes into Common Stock is subject to certain conditions including expiration of applicable waiting periods under the Hart Scott Rodino Act of 1976 (the "HSR Act"). On March 19, 2003, UXT AIV filed a notification under the HSR Act and on April 9, 2003 the waiting period expired.

If upon exchange of the Notes, the number of shares of Common Stock to be delivered to the UXT Entities and their affiliates would result in the UXT Entities and their affiliates becoming the beneficial owners of more than 4.9% of the outstanding Common Stock of the Company (the "Threshold Amount"), then the Company will deliver to a voting trustee

                             Page   of  Pages
the number of shares of Common Stock in excess of the Threshold Amount to be deposited in a voting trust ("Voting Trust I"). If the percentage of shares in Voting Trust I exceeds 4.9%, such excess shares will be deposited in a second voting trust ("Voting Trust II").

Subject to the conditions and terms stated in the Exchange Agreement and subject to applicable laws and regulations, UXT AIV or an affiliate thereof has the right to designate one person (the "Purchaser Director") to serve on the board of directors of the Company (the "Board"). The Board will recommend for election and cause to be elected to the Board a nominee, and will use reasonable best efforts to solicit proxies in favor of such nominee. At each election at which the term of the Purchaser Director expires, the Board will recommend for election a person designated by UXT AIV. If there is no Purchaser Director serving on the Board, UXT AIV will have the right to consult with and advise the Board. Immediately following the Termination Date, UXT AIV will cause the Purchaser Director to resign from the Board and its right to designate future Purchaser Directors will end. UXT AIV has agreed to take all actions, including voting its outstanding Common Stock, in order to effect such action.

During the period commencing on the November 22, 2002 and ending on the date that UXT Entities, as a group, own less than 10% of the initial amount of Notes and/or Common Stock, UXT Entities and certain of their affiliates have agreed that neither they nor any entity controlled by them (other than certain portfolio companies) will, without the prior approval of the Board (excluding, for purposes of such approval, the Purchaser Director), (i) acquire, offer or propose to acquire or agree to acquire the beneficial ownership of any Common Stock of the Company other than Common Stock issued pursuant to the Exchange Agreement (or any warrants, options or other rights to purchase or acquire, or any securities convertible into, or exchangeable for, any Common Stock); (ii) make any public announcement with respect to, or submit any proposal for, any merger, consolidation, sale of substantial assets (other than sales made in the ordinary course of business of such holder) or other business combination or extraordinary transaction involving the Company; (iii) except in connection with the election of the Purchaser Director, make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any Common Stock or seek to advise or influence any person (other than any affiliate) with respect to the voting of any Common Stock (iv) otherwise act, either alone or in concert with others, to seek control of the Board or (v) publicly disclose any intention, proposal, plan or arrangement with respect to any of the foregoing

This description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Notes
-----

The terms of the Notes provide that the Company will pay interest on the unpaid principal amount of the Notes at a rate per annum equal to 9%, payable quarterly in arrears on each payment date as set forth in the Note. The Company has the right, exercisable prior to 180

                             Page   of  Pages
days after the closing of the sale of the Notes, to require the holders to exchange its interest in the Notes for a preferred equity interest in the Company with substantially identical economic terms satisfactory to the Holders.

Subject to the terms and conditions of the Note, for so long as at least 30% of the original principal of the Notes remains held by the UXT Entities and their permitted transferees, the Board of Managers of TXU Energy (the "Energy Board") shall at all times include one Manager (the "Holder Manager") chosen by UXT AIV. During any period for which there is no Holder Manager serving on the Energy Board and if UXT AIV holds any interest and Notes, UXT AIV will be entitled to consult with and advise the management and Board of Managers of TXU Energy on significant business issues.

The holders of the Notes have agreed that they shall not transfer the Note to any competitor or in violation of the Securities Act of 1933. The transfer of the Notes is subject to the terms and conditions of the Exchange Agreement.

This description of the Notes is qualified in its entirety by reference to the Notes, a copy of which has been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Voting Trust Agreements
-----------------------

On March 21, 2003, UXT Holdings, UXT Intermediary, MB III Inc. and Wells Fargo Bank Minnesota, N.A. ("Wells Fargo") entered into a voting trust agreement (the "Voting Trust I Agreement"). On March 21, 2003, UXT Holdings, UXT Intermediary, MB III Inc. and Christiana Bank & Trust Company ("Christiana Bank" together with Wells Fargo, the "Trustees") entered into a voting trust agreement (the "Voting Trust II Agreement" together with the Voting Trust I Agreement, the "Voting Trust Agreements"). The Voting Trust I Agreement sets out the terms and conditions for all Common Stock acquired by the UXT Entities above the Threshold Amount, pursuant to the provision in the Exchange Agreement (defined above) which mandates the deposit of all beneficially owned shares of UXT Entities above the Threshold Amount to be deposited in Voting Trust I. The Voting Trust II Agreement sets out the terms and conditions for all Common Stock acquired by the UXT Entities that surpasses 4.9% in Voting Trust I.

Pursuant to Voting Trust Agreement I and Voting Trust Agreement II, Wells Fargo and Christiana Bank, respectively, will have the exclusive right to vote the Common Stock (the "Trust Shares") to be placed in Voting Trust I and Voting Trust II, respectively (the "Voting Trusts"), and will have the full power and authority to vote the Trust Shares as each, in its sole judgment, believes to be in the best interest of the shareholders of the Company, generally.

The Voting Trusts will terminate on the earliest to occur of (i) March 21, 2013,
(ii) the written election of MB III Inc. or the holders of the Voting Trust certificates (the "Trust Certificates") representing fifty percent (50%) or more of the Trust Shares thereby; provided, however, that immediately after giving effect to such termination, MB III Inc. and its affiliates will, in the aggregate, beneficially own (through record ownership,

                             Page   of  Pages
contract or otherwise), as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, not more than 4.9% of the total fully diluted number of shares of Common Stock then outstanding.

Except as provided in the Voting Trust Agreements, the Trust Certificates representing Trust Shares may not be delivered to a holder, a holder's designee or any other third party prior to the termination of the voting trust.

This description of the Voting Trust Agreements are qualified in its entirety by reference to the Voting Trust Agreements, copies of which have been filed as
Exhibit 5 and Exhibit 6 to this Statement and are incorporated herein by reference.

Berkshire Purchase Agreement
----------------------------

On December 19, 2002, UXT Holdings, UXT Intermediary and the Berkshire Affiliates entered into a Purchase Agreement (the "Berkshire Purchase Agreement") pursuant to which the Berkshire Affiliates acquired $250 aggregate principal amount of Notes for $250 million from UXT Holdings and UXT Intermediary. The Berkshire Purchase Agreement contains the customary representations and warranties.

This description of the Berkshire Purchase Agreement is qualified in its entirety by reference to the Berkshire Purchase Agreement, a copy of which has been filed as Exhibit 7 to this Statement and is incorporated herein by reference.

Assignment, Assumption and Waiver Agreement
-------------------------------------------

On December 19, 2002, UXT Holdings, UXT Intermediary, the Company, TXU Energy and (with respect to certain sections stated in the agreement) Berkshire entered into an assignment, assumption and waiver agreement (the "Assignment, Assumption and Waiver Agreement"). Pursuant to the Assignment, Assumption and Waiver Agreement, Berkshire and the Berkshire Affiliates agreed to assume, perform and discharge certain duties and obligations of UXT Holdings and UXT Intermediary under the Exchange Agreement and Registration Rights Agreement and waive certain rights under the Note. The Company agreed to the assignment of the rights and benefits and obligations under the Purchase Agreement. Subject to the terms and conditions in the Assignment, Assumption and Waiver Agreement, the Company waived certain provisions from the Purchase Agreement and the Exchange Agreement. UXT Holdings, UXT Intermediary, Berkshire and the Berkshire Affiliates agreed not to enter any agreements relating to the voting or exercise of other rights with respect to the Common Stock or the Notes.

This description of the Assignment, Assumption and Waiver Agreement is qualified in its entirety by reference to the Assignment, Assumption and Waiver Agreement, a copy of which has been filed as Exhibit 8 to this Statement and is incorporated herein by reference.

                             Page   of  Pages

Item 7.       Material to be filed as Exhibits.
              --------------------------------

Exhibit 1: Purchase Agreement for 9% Exchangeable Subordinated Notes due 2012 dated November 18, 2002 by and among TXU Corp., TXU Energy, LLC and UXT Holdings.

Exhibit 2: Registration Rights Agreement dated November 22, 2002 by and among TXU Corp., UXT Holdings LLC and UXT Intermediary LLC.

Exhibit 3: Exchange Agreement dated November 22, 2002 by and among TXU Corp., TXU Energy Company LLC, UXT Holdings LLC and UXT Intermediary LLC.

Exhibit 4: TXU Energy Company $472,420,757.46 Exchangeable Subordinated Note dated as of November 22, 2002.

Exhibit 5: Voting Trust I Agreement dated March 21, 2003 by and among UXT Holdings, UXT Intermediary, DLJ Merchant Banking III, Inc. and Wells Fargo Bank Minnesota, N.A.

Exhibit 6: Voting Trust II Agreement dated March 21, 2003 by and among UXT Holdings, UXT Intermediary, DLJ Merchant Banking III, Inc. and Christiana Bank & Trust Company.

Exhibit 7: Purchase Agreement for 9% Exchangeable subordinated Notes due 2012 of TXU Energy Company LLC dated December 19, 2002 by and among UXT Holdings, UXT Intermediary and Berkshire Affiliates.

Exhibit 8: The Assignment, Assumption and Waiver Agreement dated December 19, 2002 by and among UXT Holdings LLC, UXT Holdings Intermediary LLC, TXU Corp., TXU Energy Company LLC and solely with respect to sections 9, 10(b) and 12, Berkshire Hathaway Inc.

                             Page   of  Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:     April 18, 2003

                                           UXT HOLDINGS, LLC

                                           By: UXT Holdco 2, LLC
                                               its sole member

                                           By: DLJ Merchant Banking III, Inc.
                                               its managing member

                                           By: /s/ Michael Isikow
                                              ----------------------------------
                                              Name: Michael Isikow
                                              Title: Principal


                                           UXT INTERMEDIARY, LLC

                                           By: UXT AIV, L.P.
                                               its sole member

                                           By: DLJ Merchant Banking III, Inc.
                                               its managing member

                                           By: /s/ Michael Isikow
                                              ----------------------------------
                                              Name: Michael Isikow
                                              Title: Principal

                                           UXT AIV, LP

                                           By:  DLJ Merchant Banking III, Inc.
                                                its managing member

                                           By: /s/ Michael Isikow
                                              ----------------------------------
                                              Name: Michael Isikow
                                              Title: Principal

                             Page   of  Pages

                                           UXT HOLDCO 2, LLC

                                           By: DLJ Merchant Banking III, Inc.
                                               its managing member

                                           By: /s/ Michael Isikow
                                              ----------------------------------
                                              Name: Michael Isikow
                                              Title: Principal


                                           CREDIT SUISSE FIRST BOSTON, on behalf
                                           of the Credit Suisse First Boston
                                           business unit


                                           By:  /s/ Ivy Dodes
                                              ----------------------------------
                                              Name: Ivy Dodes
                                              Title: Managing Director


                             Page   of  Pages

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         DLJ MERCHANT BANKING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the DLJ Merchant Banking III, Inc. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                   CITIZENSHIP
----                           ----------------            -----                                   -----------
Lawrence M.v.D Schloss         Eleven Madison Avenue       Chairman                                United States
                               New York, NY 10010 USA

Nicole Arnaboldi               Eleven Madison Avenue       Managing Director and Board Member      United States
                               New York, NY 10010 USA

Thompson Dean                  Eleven Madison Avenue       Managing Director and Board Member      United States
                               New York, NY 10010 USA

Peter T. Grauer                Eleven Madison Avenue       Board Member                            United States
                               New York, NY 10010 USA

Andrew H. Rush                 Eleven Madison Avenue       Managing Director and Board Member      United States
                               New York, NY 10010 USA

Carlos Garcia                  Eleven Madison Avenue       Managing Director                       Argentina
                               New York, NY 10010 USA

Reid S. Perper                 Eleven Madison Avenue       Managing Director                       United States
                               New York, NY 10010 USA

James A. Quella                Eleven Madison Avenue       Managing Director                       United States
                               New York, NY 10010 USA

Hartley Rogers                 Eleven Madison Avenue       Managing Director                       United States
                               New York, NY 10010 USA

Susan Schnabel                 Eleven Madison Avenue       Managing Director                       United States
                               New York, NY 10010 USA


                             Page   of  Pages

                                  SCHEDULE A-2

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                 CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
Lawrence M.v.D. Schloss        Eleven Madison Avenue       Board Member and Chief Executive Officer    United States
                               New York, NY 10010 USA

George R. Horning              Eleven Madison Avenue       Chief Operating Officer                     United States
                               New York, NY 10010 USA

Kenneth J. Lohsen              Eleven Madison Avenue       Controller                                  United States
                               New York, NY 10010 USA

Laura Raftery                  Eleven Madison Avenue       Treasurer                                   United States
                               New York, NY 10010 USA

Edward A. Poletti              Eleven Madison Avenue       Chief Financial Officer                     United States
                               New York, NY 10010 USA

Nicole S. Arnaboldi            Eleven Madison Avenue       Chief Operations Officer - Funds            United States
                               New York, NY 10010 USA      Management


                             Page   of  Pages

                                  SCHEDULE A-3

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
John J. Mack                   Eleven Madison Avenue       President, Chief Executive Officer and      United States
                               New York, NY 10010 USA      Board Member

Stephen R. Volk                Eleven Madison Avenue       Managing Director and Board Member          United States
                               New York, NY 10010 USA

Adebayo O. Ogunlesi            Eleven Madison Avenue       Board Member, Head of Global Investment     Nigeria
                               New York, NY 10010 USA      Banking

Eileen K. Murray               Eleven Madison Avenue       Board Member and Managing Director          United States
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue       Head of the Securities Division and Board   United States
                               New York, NY 10010 USA      Member

Jeffrey M. Peek                Eleven Madison Avenue       Board Member and Managing Director, Head    United States
                               New York, NY 10010 USA      of Financial Services Division

Andrew B. Federbusch           Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Carlos Onis                    Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue       Head of Strategic Risk Management           United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue       Chief Financial and Accounting Officer      United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue       Managing Director and General Counsel       United States
                               New York, NY 10010 USA

Luther L. Terry, Jr.           Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Neil Radey                     Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Neil Moskowitz                 Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

                             Page   of  Pages

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
Robert C. O'Brien              Eleven Madison Avenue       Chief Credit Officer                        United States
                               New York, NY 10010 USA

Lewis H. Wirshba               Eleven Madison Avenue       Treasurer                                   United States
                               New York, NY 10010 USA

Brian D. Finn                  Eleven Madison Avenue       Board Member                                United States
                               New York, NY 10010 USA

Barbara A. Yastine             Eleven Madison Avenue       Board Member                                United States
                               New York, NY 10010 USA

Jeffrey H. Salzman             Eleven Madison Avenue       Managing Director, Head of Private Client   United States
                               New York, NY 10010 USA      Services/Persting


                             Page   of  Pages

                                  SCHEDULE A-4

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
John J. Mack                   Eleven Madison Avenue       President, Chief Executive Officer and      United States
                               New York, NY 10010 USA      Board Member

Stephen R. Volk                Eleven Madison Avenue       Board Member                                United States
                               New York, NY 10010 USA

Adebayo O. Ogunlesi            Eleven Madison Avenue       Managing Director                           Nigeria
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Carlos Onis                    Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue       Managing Director, Chief Accounting         United States
                               New York, NY 10010 USA      Officer and Controller

David C. O'Leary               Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue       Managing Director and General Counsel       United States
                               New York, NY 10010 USA

Jeffrey H. Salzman             Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Lewis H. Wirshba               Eleven Madison Avenue       Managing Director and Treasurer             United States
                               New York, NY 10010 USA

Neil Moskowitz                 Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Neil Radey                     Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Robert C. O'Brien              Eleven Madison Avenue       Managing Director and Chief Credit Officer  United States
                               New York, NY 10010 USA

Eileen K. Murray               Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

                             Page   of  Pages

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
Jeffrey M. Peek                Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

                             Page   of  Pages

                                  SCHEDULE A-5

                              EXECUTIVE OFFICERS OF
                                THE CSFB ENTITIES

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the CSFB Entities. The business address of the CSFB Entities is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
John J. Mack                   Eleven Madison Avenue       Chief Executive Officer, Chairman           United States
                               New York, NY 10010 USA

Christopher Carter             Eleven Madison Avenue       Chairman of Europe                          Great Britain
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue       Co-President, Institutional Securities      United States
                               New York, NY 10010 USA

Stephen R. Volk                Eleven Madison Avenue       Chairman of CSFB                            United States
                               New York, NY 10010 USA

Thomas R. Nides                Eleven Madison Avenue       Chief Administrative Officer                United States
                               New York, NY 10010 USA

Hector W. Sants                One Cabot Square Londo      Chief Executive Officer and Assistant       Great Britain
                               England                     Vice Chairman of European Region

Richard E. Thornburgh          Eleven Madison Avenue       Chief Risk Officer of Credit Suisse Group   United States
                               New York, NY 10010 USA

Adebayo Ogunlesi               Eleven Madison Avenue       Head of Global Investment Banking           Nigeria
                               New York, NY 10010 USA

Eileen K. Murray               Eleven Madison Avenue       Head of Global Technology, Operations and   United States
                               New York, NY 10010 USA      Product Control

Brian Finn                     Eleven Madison Avenue       Member of CSFB Office of the Chairman       United States
                               New York, NY 10010 USA

Gary G. Lynch                  Eleven Madison Avenue       Global General Counsel and Vice Chairman    United States
                               New York, NY 10010 USA      to oversee Research and Legal Compliance
                                                           Departments

Paul Calello                   Eleven Madison Avenue       Chairman and Officer of the Asia-Pacific    United States
                               New York, NY 10010 USA      Region

Michael Clark                  Eleven Madison Avenue       Co-Head of the Equity Division              United States
                               New York, NY 10010 USA

Bennett J. Goodman             Eleven Madison Avenue       Chairman of Merchant Banking and Leverage   United States
                               New York, NY 10010 USA      Finance

James P. Healy                 Eleven Madison Avenue       Co-Head of the Fixed Income Division        United States
                               New York, NY 10010 USA

                             Page   of  Pages

James E. Kreitman              Eleven Madison Avenue       Co-Head of the Equity Division              United States
                               New York, NY 10010 USA

Jeffrey M. Peek                Eleven Madison Avenue       Vice Chairman and Head of Financial         United States
                               New York, NY 10010 USA      Services Division

Jerry Wood                     Eleven Madison Avenue       Co-Head of the Fixed Income Division        United States
                               New York, NY 10010 USA

Barbara A. Yastine             Eleven Madison Avenue       Chief Financial Officer                     United States
                               New York, NY 10010 USA

                             Page   of  Pages

                                  SCHEDULE A-6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                       THE CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Credit Suisse First Boston LLC. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

NAME                           BUSINESS ADDRESS            TITLE                                       CITIZENSHIP
----                           ----------------            -----                                       -----------
John J. Mack                   Eleven Madison Avenue       President, Chief Executive Officer, Board   United States
                               New York, NY 10010 USA      Member

Carlos Onis                    Eleven Madison Avenue       Managing Director and Board Member          United States
                               New York, NY 10010 USA

Brady W. Dougan                Eleven Madison Avenue       Managing Director and Board Member          United States
                               New York, NY 10010 USA

David C. Fisher                Eleven Madison Avenue       Managing Director and Board Member          United States
                               New York, NY 10010 USA

D. Wilson Ervin                Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Robert C. O'Brien              Eleven Madison Avenue       Managing Director                           United States
                               New York, NY 10010 USA

Frank J. DeCongelio            Eleven Madison Avenue       Head of Operations                          United States
                               New York, NY 10010 USA

Lewis H. Wirshba               Eleven Madison Avenue       Treasurer                                   United States
                               New York, NY 10010 USA

Gary C. Lynch                  Eleven Madison Avenue       Managing Director and General Counsel       United States
                               New York, NY 10010 USA

Rochelle Pullman               Eleven Madison Avenue       Controller                                  United States
                               New York, NY 10010 USA
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